UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Meta Financial Group, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

59100U108
 (CUSIP Number)

Rachael Clarke
Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
(415) 352-4463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 59100U108		Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PHILDELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
462,938

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
462,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
462,938

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No: 59100U108		Page 3 of 14 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BOATHOUSE ROW I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
160,815

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
160,815

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,815

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 59100U108		Page 4 of 14 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BOATHOUSE ROW II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
50,237

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
50,237

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,237

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 59100U108		Page 5 of 14 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BOATHOUSE ROW OFFSHORE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
188,274

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
188,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
188,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.21%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 59100U108		Page 6 of 14 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OC 532 OFFSHORE FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
63,612

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
63,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,612

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 59100U108		Page 7 of 14 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JORDAN HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
462,938

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
462,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
462,938

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

Page 8 of 14 Pages

Item 1.	Security and Issuer

This Amendment No. 4 to the statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Meta Financial Group, Inc. (the “Issuer”), whose principal executive offices are located at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108. This Amendment No. 4 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 24, 2011, as amended by Amendment No. 1, filed with the SEC on April 14, 2015, Amendment No. 2, filed with the SEC on September 9, 2015, and Amendment No. 3, filed with the SEC on December 29, 2015 (collectively, the “Schedule 13D”).  This Amendment No. 4 is being filed to report the disposition by the Reporting Persons (as defined herein) of more than one percent of the outstanding shares of Common Stock, which may be deemed a “material change” to Schedule 13D under Rule 13d-2(a).

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following:

Set forth in the attached Annex A and incorporated herein by reference is an updated list of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

Based on information in the Issuer’s prospectus on Form 424B3 filed March 16, 2016,  there were 8,501,404 shares of the Common Stock outstanding as of March 14, 2016.

(a)           As of April 13, 2016, each of Philadelphia Financial and Jordan Hymowitz may be deemed to be the beneficial owner of 462,938 shares of Common Stock, which represents approximately 5.45% of the outstanding shares of Common Stock.  This amount includes:  (i) 160,815 shares of Common Stock beneficially owned by Boathouse Row I, L.P., which represents approximately 1.89% of the outstanding shares of Common Stock; (ii) 50,237 shares of Common Stock beneficially owned by Boathouse Row II, L.P., which represents approximately 0.59% of the outstanding shares of Common Stock; (iii) 188,274 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd., which represents approximately 2.21% of the outstanding shares of Common Stock; and (iv) 63,612 shares of Common Stock beneficially owned by OC 532 Offshore Fund, Ltd., which represents approximately 0.75% of the outstanding shares of Common Stock.

(b)           Each of Philadelphia Financial and Jordan Hymowitz share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 462,938 shares of Common Stock, which includes shared power over:  (i) 160,815 shares of Common Stock with Boathouse Row I, L.P.; (ii) 50,237 shares of Common Stock with Boathouse Row II, L.P.; (iii) 188,274 shares of Common Stock with Boathouse Row Offshore Ltd.; and (iv) 63,612 shares of Common Stock with OC 532 Offshore Fund, Ltd.

(c)         Please refer to Exhibit N for transactions in the Issuer’s securities during the past sixty days, including the transaction date, number of shares of Common Stock disposed of, price per share

SCHEDULE 13D

Page 9 of 14 Pages
(and, if weighted average price per share, the range of prices), identity of the fund that effected the transaction, and where and how the transaction was effected.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit M:	Joint Filing Agreement

Exhibit N:	Schedule of Transactions

SCHEDULE 13D

Page 10 of 14 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2016

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 11 of 14 Pages

EXHIBIT M

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Meta Financial Group, Inc., dated as of April 14, 2016 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  April 14, 2016

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

SCHEDULE 13D

Page 12 of 14 Pages
EXHIBIT N

SCHEDULE OF TRANSACTIONS

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price		Price Range (if Price is Weighted Average)	How Transaction Effected
03/01/2016	Boathouse Row I, LP	SELL	(5,726)	$42.00	*	$42.00-42.07	Open Market
03/01/2016	Boathouse Row II, LP	SELL	(1,736)	$42.00	*	$42.00-42.07	Open Market
03/01/2016	Boathouse Row Offshore Ltd.	SELL	(6,707)	$42.00	*	$42.00-42.07	Open Market
03/01/2016	OC 532 Offshore Ltd.	SELL	(2,392)	$42.00	*	$42.00-42.07	Open Market
03/02/2016	Boathouse Row I, LP	SELL	(5,275)	$42.01	*	$42.00-42.07	Open Market
03/02/2016	Boathouse Row II, LP	SELL	(1,780)	$42.01	*	$42.00-42.07	Open Market
03/02/2016	Boathouse Row Offshore Ltd.	SELL	(6,135)	$42.01	*	$42.00-42.07	Open Market
03/02/2016	OC 532 Offshore Ltd.	SELL	(1,310)	$42.01	*	$42.00-42.07	Open Market
03/08/2016	Boathouse Row I, LP	SELL	(11,558)	$42.01	*	$42.00-42.10	Open Market
03/08/2016	Boathouse Row II, LP	SELL	(3,499)	$42.01	*	$42.00-42.10	Open Market
03/08/2016	Boathouse Row Offshore Ltd.	SELL	(13,443)	$42.01	*	$42.00-42.10	Open Market
03/08/2016	OC 532 Offshore Ltd.	SELL	(4,893)	$42.01	*	$42.00-42.10	Open Market
03/18/2016	Boathouse Row I, LP	SELL	(466)	$45.51	*	$45.50-45.55	Open Market
03/18/2016	Boathouse Row II, LP	SELL	(160)	$45.51	*	$45.50-45.55	Open Market
03/18/2016	Boathouse Row Offshore Ltd.	SELL	(874)	$45.51	*	$45.50-45.55	Open Market
03/18/2016	OC 532 Offshore Ltd.	SELL	(210)	$45.51	*	$45.50-45.55	Open Market
03/21/2016	Boathouse Row I, LP	SELL	(1,880)	$44.24	*	$44.00-44.40	Open Market
03/21/2016	Boathouse Row II, LP	SELL	(654)	$44.24	*	$44.00-44.40	Open Market
03/21/2016	Boathouse Row Offshore Ltd.	SELL	(3,583)	$44.24	*	$44.00-44.40	Open Market
03/21/2016	OC 532 Offshore Ltd.	SELL	(21)	$44.24	*	$44.00-44.40	Open Market
03/22/2016	Boathouse Row I, LP	SELL	(166)	$44.00			Open Market
03/22/2016	Boathouse Row II, LP	SELL	(56)	$44.00			Open Market
03/22/2016	Boathouse Row Offshore Ltd.	SELL	(308)	$44.00			Open Market
03/22/2016	OC 532 Offshore Ltd.	SELL	(154)	$44.00			Open Market
04/13/2016	Boathouse Row I, LP	SELL	(19,811)	$47.45			Open Market
04/13/2016	Boathouse Row II, LP	SELL	(4,141)	$47.45			Open Market
04/13/2016	Boathouse Row Offshore Ltd.	SELL	(14,496)	$47.45			Open Market
04/13/2016	OC 532 Offshore Ltd.	SELL	(21,552)	$47.45			Open Market

* This price reflects the weighted average sale price.  The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in the Price Range column.

SCHEDULE 13D

Page 13 of 14 Pages

ANNEX A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Persons:

Philadelphia Financial Management of San Francisco, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jordan Hymowitz	Managing Member	Investment Management	United States	(1)

Boathouse Row I, L.P.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

Boathouse Row II, L.P.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

Boathouse Row Offshore Ltd.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Adviser	Investment Management	California	(1)
Rachel Clarke	Director	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC	United States	(1)
Christopher Bowring	Director	Professional Director	United Kingdom	(1)
Ebony Myles-Berry	Director	Professional Director	Cayman Islands	(1)

SCHEDULE 13D

Page 14 of 14 Pages

OC 532 Offshore Fund, Ltd.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Adviser	Investment Management	California	(1)
Rachel Clarke	Director	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC	United States	(1)
Michael Levin	Director	VP of Investment Operations and Co-Head of Operational Due Diligence at PAACMO	United States	19540 Jamboree Road, Suite 400, Irvine California 92612
Carlos Ferreira	Director	Head of Investment Operations at PAACMO	Canada	19540 Jamboree Road, Suite 400, Irvine California 92612

 (1)  The address of the principal place of business of each of the Covered Persons is 450 Sansome Street, Suite 1500, San Francisco, California 94111.